Exhibit 99.8

ASML

Financial Model

Wolfgang Nickl

Executive Vice President & Chief Financial Officer

24 November 2014

INVESTOR DAY

ASMLSMALLTALK2014

LONDON

Key messages

ASML

Public

Slide 3

November 2014

ASML has invested significantly into technology leadership over the last 10 years

We have thereby created significant shareholder value

We will continue to add value through EUV, DUV and Holistic Lithography systems, options and services

We service a growing industry and are growing our share of CAPEX, therefore annual revenue of 10B€ by 2020 is feasible

We have significant leverage in our Financial Model and have the opportunity to triple EPS in the same time frame

We return excess cash to our shareholders in line with our policy

ASML

Public

Slide 4

November 2014

ASML created significant value over the last 10 years

ASML is investing in Technology Leadership to enable shrink with resulting cost reduction for our customers

ASML

Public

Slide 5

November 2014

Investments in R&D and CAPEX grew at a CAGR of 15%, did not reduce R&D during financial crisis (2008/09)

In addition: Two strategic acquisitions enabling Holistic Lithography and EUV

Graph excludes R&D contributions from Intel, Samsung and TSMC

Cymer acquisition

(3B€)

Brion acquisition

(0.2B€)

B€

0.4

0.1

0.3

2005

0.5

0.1

0.4

2006

0.7

0.2

0.5

2007

0.8

0.3

0.5

2008

0.6

0.1

0.5

2009

0.7

0.1

0.5

2010

0.9

0.3

0.6

2011

0.8

0.2

0.6

2012

1.1

0.2

0.9

2013

1.4

0.4

1.1

2014E

Capex

R&D

ASML revenues grew at an annual CAGR of 9%

ASML

Public

Slide 6

November 2014

Systems revenue grew at a 7% CAGR

Services and Field Options

CAGR 18%

Market share 2014 >80% with leading edge ~90%

Financial crisis in 2008/09 tested our flexible business model in B€

2.5 0.4 0.5 0.5 1.1 2005

3.6 0.4 0.7 0.8 1.7 2006

3.8 0.4 0.5 0.6 2.3 2007

3.0 0.4 0.4 0.7 1.5 2008

1.6 0.4 0.3 0.2 0.6 2009

4.5 0.6 0.9 0.4 2.6 2010

5.7 0.8 1.9 0.8 2.2 2011

4.7 0.9 2.3 0.6 0.9 2012

5.2 1.3 2.1 0.4 1.5 2013

>5.6 1.6 1.2 0.8 2.0 2014E

Service & Field

Options

Foundry

IDM

Memory

ASML EPS grew at a CAGR of 17% since 2005

ASML

Public

Slide 7

November 2014

Translated value to customer into gross margin for ASML

Continued to invest in R&D throughout financial crisis

EPS on US-GAAP basis including effect from acquisitions

2014 EUV dilution > €1.25*

Ongoing share buybacks supported EPS growth

Euro

0.63 1.27 1.41 0.74 -0.35 2.33 3.42 2.68 2.34 2.54 EPS

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014E

Note: EPS 2014 based on Street estimate

* Driven by R&D and Gross Margin

ASML created significant shareholder value over the last 10 years

ASML

Public

Slide 8

November 2014

ASML Stock price CAGR 22%

Versus NASDAQ at 9% and AEX at 1.5%

Supplemented by progressive dividends

Dividend per share

ASML

NASDAQ

AEX

0.25 0.20 0.20 0.40 0.46 0.53 0.61

2005 2006 2007 2008 2009 2010 2011 2012 2013 2014

Note: ASML (Nasdaq), NASDAQ and AEX indexed (Base year Jan 2005: 100)

ASML

Public

Slide 9

November 2014

We service a growing industry and annual revenue of 10B€ is feasible by 2020

Lithography market growing faster than Semiconductors

ASML

Public

Slide 10

November 2014

Growth 2014-2018

2-3% annual growth 5-7% annual growth ASML: ~10% annual growth

World-wide GDP Electronics Manufacturing Semiconductor Manufacturing ASML Nikon Canon

$2,000 billion+ (2014) $332 billion (2014) $7 billion (2014)*

Source: Gartner Q1 ‘14 and VLSI Research ‘14

* Systems sales only

External perspectives on growth prospects for Lithography

ASML

Public

Slide 11

November 2014

ASML is the only equipment player that received investments from Semicon industry leaders tsmc intel SAMSUNG

23% 77% …purchased 23% of ASML’s shares in 2012

1.4 B€ …and will invest 1.4 B€ in ASML’s R&D

The market expects higher growth from ASML than other equipment players

Other (70 companies)

ASML 28 B$ 92 B$

19% 36%

Revenue, Market Cap,

2013 Nov. 2014

Historically Litho’s share of the equipment market has grown

Litho’s share of Wafer Processing Equipment, SEMI, Percent

18% 23% 25%

2001 2007 2013

Independent research analysts expect Litho’s share in equipment to increase

Litho’s share of Wafer fabrication equipment spend, Gartner, Percent

24% 32%

2013 2018

A Win/Win Situation: Delivering value to customers drives ASML System ASP ASML

Public

Slide 12

November 2014

Litho revenue growth is driven by an increased number of Litho passes per wafer and higher cost per pass

Cost per function reduction

(Logic): -21% CAGR 2005-2014

ASML System ASP*: 14% CAGR 2005-2014

7 11 12 14 19 21 24 25 25 28 35

ASP

Cost per function

2004 2006 2008 2010 2012 2014 2016 2018 2020

Note: ASPs are a combination of capacity buys for current node sand technology buys for next nodes so there is no 1:1 correlation with cost per function reduction with new node

Source: indicated costs per function (Intel), ASML analysis

* ASML system revenue divided by units recognized in a year

Annual Revenue of 10B€ is feasible by 2020 ASML

Public

Slide 13

November 2014

Enabling cost affordable shrink in a growing semiconductor industry

Additionally: Growing share within Litho and Litho as percent of Wafer fab equipment spend (enabled by EUV)

Additionally: Diversification driven by: Holistic Lithography and Service Sales (Installed Base) growth

ASML Total Revenue in B€

+10% CAGR 10.0

>5.6

2014 By 2020

Source: ASML analysis

We service a growing industry and annual revenue of 10B€ by 2020 is feasible ASML

Public

Slide 14

November 2014

World wide units* ASML units* ASML Sales*

Per annum Per annum Per annum in €B

2 year 3 year 2 year 3 year 2 year 3 year

cadence cadence cadence cadence cadence cadence

Full road-map EUV 60 50 Apply market share Full road-map EUV 60 50 Apply ASP & add Service /UF Full road-map ASP (€) 58 60

Immersion 60 50 Immersion 48 40

Dry 90 65 Dry 54 39 Systems 9.4 7.7 Service/UF 3.0 2.5

Total 210 165 Total 162 129 Total 12.4 10.2

EUV at 80W EUV 40 15 EUV at 80W EUV 40 15 EUV at 80W ASP (€) 38 39

Immersion 100 100 Immersion 80 80

Dry 100 55 Dry 60 33 Systems 6.8 5.0 Service/UF 3.0 2.5

Total 240 170 Total 180 128 Total 9.8 7.5

World wide units based on moderate market growth

100% EUV market share

80% Immersion market share

60% Dry market share

ASP based on continued economics of shrink shared between ASML and customers

Source: ASML analysis * Average for 2018/2019/2020

ASML

Public

Slide 15

November 2014

We have significant leverage in our Financial Model and significant upside potential to EPS

We have significant leverage in our Financial Model

ASML

Public
Slide 16
November 2014

	2014 (Guidance)	By 2020 (Model)	Driver
Net sales	**>5.6B€**	**~10B€**	Growing share of Litho; enabling cost affordable shrink in a growing industry
Gross margin %	**~44%**	**~50%**	EUV to corporate average Contributions from Service and Holistic Lithography
R&D* % sales	**~19%**	**~13%**	R&D growing much slower than sales
SG&A % sales	**~6%**	**~4%**	SG&A growing much slower than sales
Effective Tax Rate	**<10%**	**~10%**	Innovation box in the Netherlands
Cash Conversion Cycle	**~300 days**	**<200 days**	Inventory turnover back to historical levels
Capex % sales	**~6%**	**~5%**	Continued infrastructure investments

* R&D excluding Customer Co-Investment funding

We have the opportunity to triple EPS by 2020

ASML

Public

Slide 17

November 2014

3x

Today

Sales to ~10B€ at current GM

GM% improvement

Opex (R&D and SG&A)

Tax (and other)

Execution of return policy*

EPS by 2020

* tax-efficient share buybacks modelled at closing price 17 Nov (€82)

ASML

Public

Slide 18

November 2014

We return excess cash to our shareholders in line with our policy

We returned >5B€ since 2006 and will continue to return excess cash to our shareholders in line with our policy

ASML

Public

Slide 19

November 2014

First priority: Liquidity and maintaining financial stability throughout the cycle

Maintain minimum gross cash balance

Maintain a capital structure that supports an investment grade credit rating

Return excess cash to our shareholders through dividends that are stable or growing over time and regular share buybacks in line with our policy

€ millions

6000

5000

4000

3000

2000

1000

0

Cumulative capital return (Q3’14)

Dividend

Share-buy back

2006 2007 2008 2009 2010 2011 2012 2013 2014

Dividend (euro)

0.7 0.6 0.5 0.4 0.3 0.2 0.1 0

Dividend history

0.25 0.20 0.20 0.40 0.46 0.53 0.61

2008 2009 2010 2011 2012 2013 2014

ASML

Investor Day

ASMLSMALLTALK2014

LONDON